Filed Pursuant to Rule 424(b)(2)

Registration File No.: 333-111517

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated May 12, 2004

and Prospectus dated January 9, 2004)

6,200,000 Shares

Impac Mortgage Holdings, Inc.

Common Stock

Pursuant to an Equity Distribution Agreement dated May 12, 2004 (the “Agreement”), between Impac Mortgage Holdings, Inc. (the “Company”) and UBS Securities LLC (“UBS Securities”), which has been filed as an exhibit to a current report on Form 8-K with the Securities and Exchange Commission (“SEC”) on May 13, 2004, and which is incorporated by reference herein, the Company sold, through UBS Securities, as agent of the Company, an aggregate of 6,200,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), pursuant to ordinary brokers’ transactions on the New York Stock Exchange from May 14, 2004 through July 8, 2004. As a result of the sale of these shares, there are no shares remaining to be sold under the Agreement.

Gross Proceeds to Company	$126,747,416.23
Commission to Agent	$3,802,422.49
Net Proceeds to Company	$122,942,027.87

On July 27, 2004, the closing price of the Company’s Common Stock on the New York Stock Exchange was $22.22 per share.

Note: SEC fees were not used in arriving at any of the above figures.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UBS Investment Bank

This Prospectus Supplement is dated July 28, 2004.